Exhibit (a)(11)

Cirrus Logic Tender Offer September 7, 2007

Agenda Background: Why is Cirrus Logic Making this Tender Offer? Results of the Company's voluntary review of its historical stock option granting processes Potential adverse tax consequences under Internal Revenue Code Section 409A What is Cirrus Logic doing to address these potential adverse tax consequences? Next Steps

Why is Cirrus Logic Making this Tender Offer? Based on the review of our historical option grant practices, we have determined that certain stock option grants were awarded with an exercise price less than fair market value on the date the grant was actually finalized. Cirrus Logic has determined that certain of these option grants may be negatively impacted by a recent tax law change. Cirrus Logic is making this tender offer in an effort to eliminate any potential adverse tax consequences to our employees associated with these grants.

Potential Adverse Tax Consequences Under Section 409A Recently enacted changes to Section 409A of the Internal Revenue Code provide for harsh, adverse consequences for "nonqualified deferred compensation" Certain prior stock option grants that vest after 12/31/04 and were issued "below market" could be considered "nonqualified deferred compensation" subject to Section 409A Adverse tax consequences for "below market" options under 409A include: potential taxable ordinary income in the year these options vest (prior to exercise) an additional 20% penalty tax interest charges

What is Cirrus Logic Doing About It? Cirrus Logic has identified certain options that have vested after 12/31/04 that may be subject to adverse tax consequences under Section 409A - we call these "Eligible Options". We have notified the employees with Eligible Options of the Tender Offer. We believe that employees who accept the Tender Offer will bring their Eligible Options into compliance with Section 409A and will no longer be subject to the adverse tax consequences of Section 409A.

Categories of Options Under the Tender Offer Category I - Eligible Options with an original grant date other than August 15, 2001, or February 21, 2002 Category 2 - Eligible Options with an original grant date of August 15, 2001, or February 21, 2002

Cirrus Logic's Tender Offer Category I - Eligible Options with an original grant date other than August 15, 2001, or February 21, 2002 Amend options to increase the option price to the fair market value on the date we determined the grant was actually finalized All other terms and conditions of the option remain the same Cash payment equal to the difference between the new option price and original option price All cash payments will be made after January 1, 2008

Cirrus Logic's Tender Offer Category I - Eligible Options with an original grant date other than August 15, 2001, or February 21, 2002 Example: Eligible Options: 3,400 shares with an original exercise price of $6.97 If Eligible Options tendered: Amend exercise price of Eligible Options to $7.80 (the fair market value of Cirrus Logic stock on the date the grant was actually finalized) Cash payment after January 1, 2008: 3,400 x ($7.80 - $6.97) = $2,822.00 (less applicable withholding taxes)

Cirrus Logic's Tender Offer Category 2 - Eligible Options with an original grant date of August 15, 2001, or February 21, 2002 If Eligible Options have an original grant date of August 15, 2001, and original exercise price of $15.30, option will be canceled and replaced with a new option with an exercise price of $13.77 If Eligible Options have an original grant date of February 21, 2002, and original exercise price of $14.33, option will be canceled and replaced with a new option with an exercise price of $12.90 No change to the vesting schedule of the options but new option agreement required

Cirrus Logic's Tender Offer Category 2 - Eligible Options with an original grant date of August 15, 2001, or February 21, 2002 Example: Eligible Options: 1,400 shares with an original exercise price of $14.33 If Eligible Options tendered, Eligible Options will be canceled and replaced with 1,400 shares with an exercise price of $12.90 No cash payment involved

Next Steps Tender Offer Ends: October 1, 2007 All elections must be received before 4 p.m. Central time on October 1, 2007 Late submissions will not be accepted How to submit your Tender Offer elections: Email a PDF or other scanned image of your complete, signed and dated Election Form to Bonnie Niemtschk at bonnie.niemtschk@cirrus.com, OR Fax to 512-851-4527 Keep a copy of your email or fax that shows date and time of delivery

What if I do nothing? Potential Tax Impacts: Income taxation prior to exercise 20% additional tax on income amount Interest penalty Tax impact could occur each year prior to exercise that option are "in the money" This offer is a limited, one-time offer to remedy these consequences

IRS Circular 230 Disclaimer Notice Cirrus Logic will not provide any employee specific personal income tax advice. Participation is voluntary and you must make your own decision as to whether to accept the Tender Offer. Nothing contained in this presentation was intended or written to be used, nor can it be used or relied upon by you, for the purpose of avoiding penalties that may be imposed by any governmental taxing authority or agency, or to promote market or recommend to any party any matter and addressed in this presentation. This presentation is general in nature and you should consult your personal finance, tax, or legal advisors for any advice relevant to your particular circumstances.